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                               Exhibit 27(d)(vi)

                               Other Insured Rider

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                   WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO
                                (A STOCK COMPANY)

                           Home Office: Columbus, Ohio
                   Administrative Office: Clearwater, Florida

                               OTHER INSURED RIDER

IN THIS RIDER, the Other Insured is named on page 4 of the Policy. Western Reserve Life Assurance Co. of Ohio will be referred to as We, Our or Us.

BENEFIT We will pay the Face Amount of this Rider as shown on page 4 of the Policy to the Primary Insured when We receive due proof that the Other Insured's death occurred while this Rider was In Force.

CONSIDERATION              This Rider is issued in consideration of:

                           1.   the application for this Rider; and

                           2.   the payment of the Initial Premium.

INCONTESTABILITY           This Rider shall be incontestable after it has been
                           In Force while the Other Insured is still alive, for two years after the effective date of this Rider.

SUICIDE If the Other Insured dies by suicide, while sane or insane, within two years after the effective date of this Rider, Our liability for this Rider shall be limited to an amount equal to the total Monthly Deductions for coverage under this Rider.

ISSUE AGE AND SEX          If the Other Insured's date of birth or sex is not
                           correctly stated, We will adjust the death benefit payable according to the Other Insured's actual date of birth and sex.

CONVERSION PRIVILEGE       On any Monthiversary while this Rider is In Force,
                           the Owner may exchange this Rider without evidence of insurability for a new policy on the Other Insured's life. Such new policy will be issued upon written request subject to the following:

                           1. the Rider has not reached the Other Insured's 86th birthday;

                           2. the new policy is on any permanent plan of insurance then offered by Us for conversion;

                           3. the amount of insurance upon conversion will equal the Face Amount then In Force under this Rider; and

                           4. the payment of the premium based on the Other Insured's Rate Class under this Rider.

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TERMINATION          This Rider will terminate on the earliest of:

                     1. the Anniversary on or following the Other Insured's 100th birthday;

                     2. the date this Policy terminates for any reason except for death of the Primary Insured;

                     3.   31 days after the death of the Primary Insured;

                     4.   the date of conversion of this Rider;

                     5. the Monthiversary on which this Rider is terminated upon written request by the Owner.

GENERAL This Rider is part of the Policy. It is subject to all the terms of this Rider and the Policy. This Rider has no Cash Value.

                     The Monthly Deduction for this Rider for each of the first 12 policy months is shown on page 4 of the Policy. Monthly Deductions after the first policy year will be calculated consistent with the Monthly Cost of Insurance, Monthly Cost of Insurance Rates, and Per Unit Charge provisions of the Policy to which this Rider is attached.

EFFECTIVE DATE       This Rider becomes effective on the same date as the Policy unless a later date is shown here.

                   WESTERN RESERVE LIFE ASSURANCE CO. OF OHIO

                              /s/ William H Geiger
                                    Secretary